DEJA FOODS, INC.

16501 Ventura Boulevard, Suite 601
Encino, California 91436
(818) 788-5337
August 7, 2006

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:
Deja Foods, Inc.—Form SB-2
File Number 333-124016

Attn:
John Reynolds
Mail Stop 3561

Dear Mr. Reynolds:

        On behalf of Deja Foods, Inc. (the "Company"), we herewith request acceleration of the effective date of the offering to August 8, 2006 at 4:00 PM Eastern Daylight Time, or as soon as practicable thereafter.

        We acknowledge that:

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  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  We may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                      Very truly yours,

                      /s/ David L. Fox

                      David L. Fox
                      Chief Executive Officer